Exhibit  (a)(3)
CONFIDENTIAL
CRAY INC.
(the “Company”)
LETTER OF TRANSMITTAL
From:
To:      Cray Inc.
I am currently employed by or am a director of the Company and I am the holder of Eligible Options, as defined in the offering materials defined below.  I have received from the Company the offering materials filed with the Securities and Exchange Commission on Schedule TO on February 20, 2009, describing the offer to tender certain stock options for the right to receive cash payment (the “offering materials”), and I am eligible to participate in the offer.  I have reviewed the list of my Eligible Options and I understand that, by participating in the repurchase offer, I agree to sell all or some of these Eligible Options as indicated below.
In return for my Eligible Options, I understand the Company will grant me a cash payment as set forth below, calculated as set forth in the offering materials, that will be paid (subject to tax withholding) on the first administratively practicable payroll date following the expiration date of this offer, subject to certain conditions described in the offering materials.
I acknowledge that my participation in the offer, in whole or in part, is completely voluntary.
For purposes of participating in the repurchase offer, I hereby give up my entire ownership interest in the Eligible Options indicated below, and I understand that such Eligible Options will be cancelled and will become null and void as of the date that the offer expires and such Eligible Options are accepted by the Company.
The Eligible Options that I am tendering are as follows:

20 February 2009	Page 1 of 2	Letter of Transmittal

List of Eligible Options

		Exercise	No. of Shares	Cash Payment	Total Cash Payment	Indicate With “Yes” or
	Expiration	Price Per	Underlying	per Eligible	Offered Per Eligible	“No” if you wish to Sell
Grant Date	Date	Share	Eligible Option	Option	Option	Options to Cray

I acknowledge that I will be unable to revoke the election described in this Letter of Transmittal after the repurchase offer expires, which is currently scheduled to occur at 11:59 P.M., Pacific Time, on March 20, 2009.
I hereby elect to participate in the repurchase offer dated February 20, 2009, with respect to my Eligible Options designated above.

Signature of Holder:

Date:

Name:

Home Telephone:

Address:

20 February 2009	Page 2 of 2	Letter of Transmittal